UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-38208

Dragon Victory International Limited

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,

Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compliance with Nasdaq Listing Rules

As previously disclosed, on May 22, 2019, Dragon Victory International Limited (the “Company”) received a letter from Nasdaq Listing Qualifications notifying the Company that it was no longer in compliance with Nasdaq’s independent director and audit committee requirements as set forth in Nasdaq Listing Rule 5605. Nasdaq Listing Rule 5605 requires that the Company’s board of directors must be comprised of a majority of independent directors and that the Company must have at least three independent directors on the audit committee of its board of directors.

On June 6, 2019, the Company received a letter from Nasdaq Listing Qualifications notifying the Company that it had regained compliance with Nasdaq Listing Rules 5605(b)(1) and 5605(c)(2), the independent director and auditor committee requirements for continued listing on the Nasdaq Capital Market, with the appointment of Ms. Jingxin Tian, and that the matter was closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: June 12, 2019	By:	/s/ Jianjun Sun
	Name:	Jianjun Sun
	Title:	Chief Executive Officer

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